UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1‑U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

February 8, 2018

(Date of Report (Date of earliest event reported))

MOGULREIT II, Inc.

(Exact name of issue as specified in its charter)

Maryland		81-5263630
(State or other jurisdiction		(I.R.S. Employer
of incorporation or organization)		Identification No.)

10780 Santa Monica Blvd, Suite 140
Los Angeles, CA, 90025
(Full mailing address of
principal executive offices)

(877) 781‑7153

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.

On February  8, 2018, we issued a shareholder letter discussing our financial results for the quarter ended December 31, 2017. The text of the shareholder letter is set forth below.

Q4 2017 Shareholder Letter

Dear Valued Investors,

In 2017, MogulREIT II, our growth REIT focused on multifamily investments, was successfully launched and acquired its first two investments.  We closed 2017 with the acquisition of a joint venture equity investment in Brooklyn Diversified Multifamily Portfolio, our second investment and our second asset located in a major market.   This acquisition offers value-add opportunity as the real estate company will use a portion of the investment to complete tenant buy-outs of approximately 19 units and renovations to such units over the course of the hold period.

Finding properties that offer value-add opportunities is essential to our strategy. When we think about "value-add," we mean renovating the property, typically both interior and exterior, to create a better living or working environment for tenants and raising rental income over time to reflect the improved environment. By investing in these types of properties, we are taking a defensive strategy and not exclusively relying on the real estate market to remain robust. As we are conscious that we are no longer at the bottom of the market, we do not want to be strictly beholden to favorable market shifts. While there is always market risk associated with investing in commercial real estate, by adding value, we believe we are better positioned to weather a downturn where properties can be more competitive for tenants.

MogulREIT II’s investment strategy is to make equity investments in multifamily apartment communities that have demonstrated consistently high occupancy and income levels across market cycles. MogulREIT II also plans to invest in multifamily properties that offer value-add opportunities with appropriate risk-adjusted returns and potential for appreciation. We chose this strategy because we believe it carries fewer risks than opportunistic real estate investments, such as ground-up construction, taking entitlement risk or investing in raw land. We believe a value-add strategy enables us to take a defensive strategy in the event of a negative market shift.

Current Investments

As of December 31, 2017, MogulREIT II owns two investments, Serendipity Apartments and Brooklyn Diversified Multifamily Portfolio:

		MogulREIT II
		Acquisition	Estimated	Investment		Capital
Asset Name	Location	Date	Hold Period	Type	Units	Invested
Serendipity Apartments	Dallas, TX	8/31/2017	5 years	Joint Venture Equity	343	$4,000,000
Brooklyn Diversified Multifamily Portfolio	Brooklyn, NY	11/30/2017	3 years	Joint Venture Equity	112	$3,000,000
					455	$7,000,000

Our Newest Investments

Brooklyn Diversified Multifamily Portfolio is a 112-unit portfolio of apartment buildings in Brooklyn, New York (the "Portfolio"). The investment of $3 million by MogulREIT II comprises 34.1% of the total equity, which will be used, in part, to retire the current preferred equity holder and establish a reserve for planned Portfolio renovations during the hold period, which is an estimated three years.  In connection with the investment, we have partnered with an experienced sponsor that specializes in, and has had a track record with, the acquisition and management of multifamily properties since 2010. The sponsor currently holds approximately $700 million in assets under management, representing over 1,500 multifamily units. Additionally, Realty Mogul, Co. and its affiliates have worked with this sponsor on three other transactions in the past.

The Portfolio consists of seven low-rise apartment buildings located within various Brooklyn neighborhoods, including Crown Heights, Bedford-Stuyvesant, Bushwick, Ditmas Park, and East Flatbush. Brooklyn is located in the New York-Newark-New Jersey metropolitan statistical area (“MSA”), which is the largest MSA in the United States, with a total population of approximately 20.2 million people as of July 2016, according to the United States Census Bureau. Between July 2010 and July 2016, population growth for the MSA was estimated at 3.0%. According to the Bureau of Labor Statistics, job growth in the MSA was 1.8% in July 2017, above the national average of 1.5% for the same period.

Each Portfolio property was built between 1920 and 1935, with one, two and three-bedroom floor plans, averaging approximately 895 sq. ft. per unit. The real estate company acquired the Portfolio for $234,821 per unit, which represents a 5.59% capitalization rate based on the first year's estimated net operating income.

Previous Investor Letters

Please follow the below link to access the Q3 2017 investor letter.

Q3 2017 Investor Letter

Market Update

We still see strong economic indicators for real estate as we enter the new year.  Though we believe the U.S. economy is in the late stages of its recovery, we believe that there is still further growth in the near to intermediate-term.  In November 2017, consumer confidence reached its highest level in 17 years.  The metric decreased slightly in December, but it remains at historically strong levels.  While we believe consumer confidence trails the market rather than precedes it, we believe that positive consumer confidence bodes well for near-term investing.

Source: The Conference Board

Equities are also at all-time highs, evidenced by the S&P 500 Index (“SPX”) and the Dow Jones Industrial Average.

Source: Morningstar

Similarly, job growth has remained strong, and unemployment rates are at their lowest levels in a decade. We believe that this is one of the most important macroeconomic indicators for real estate and is one of the foundations of our positive near-term outlook.

Source: U.S. Bureau of Labor Statistics

Additionally, the recently passed tax bill, which we view as being market friendly, may have a positive impact on investors moving forward.  1031 exchanges, which allow for the deferment of capital gains taxes by using such proceeds to purchase real estate, remained largely unaffected by the tax changes.  Tax changes to pass-through entities, such as REITs and special purpose entities formed specifically to acquire real estate, may result in a reduction to the effective tax rate on any distributions paid by such entities.

For commercial real estate specifically, the total deal volume in October 2017 and November 2017 had year-over-year decreases of 23% and 31% respectively, yet sale prices increased both in aggregate and in all individual asset classes except for office, as depicted in the charts below.  We believe these statistics indicate that both buyers and sellers are less willing to compromise on the purchase price of new acquisitions.

Source:  Real Capital Analytics

We believe that this environment will also create a need for more refinance opportunities as sellers are holding their assets for longer periods of time.

Though current pricing indicates that we are in a seller’s market overall, we believe that our prudent underwriting and flexibility to make investments in any type of multifamily asset, any geography and any tier in the capital stack leaves us poised to take advantage of the near and intermediate-term opportunities.

We are incredibly excited about all that 2018 has in store for MogulREIT II and our investors. We continue to expand our real estate, technology and investor relations teams and look forward to bringing even more exclusive, highly vetted deals to our clients. We hope you will join us in your pursuit of building wealth as we continue to source institutional quality real estate investments on behalf of discerning investors.

We are excited by the investment opportunities MogulREIT II offers and we appreciate your continued support. As always, please feel free to contact us at info@realtymogul.com or call directly with any questions you may have.

Sincerely,

/s/ Jilliene Helman

Jilliene Helman

CEO, RM Adviser, LLC

CEO, MogulREIT II, Inc.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOGULREIT II, INC.

By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer

Date:	February 8, 2018